UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Second Quarter
and Six Month 2018 Results

Lima, Peru, July 25, 2018 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the second quarter (2Q18) and six-month (6M18) period ended June 30, 2018. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Second Quarter 2018 Highlights:

•
2Q18 EBITDA from direct operations was US$ 88.4 million; a 58% increase compared to US$ 56.0 million reported in 2Q17. 2Q18 Adjusted EBITDA (including associated companies) reached US$ 191.1 million; a 73% increase compared to US$ 110.2 million in 2Q17.

•	2Q18 Net Income was US$ 41.3 million, compared to a negative US$ 6.2 for the same period in 2017.
•	Buenaventura´s Net debt to EBITDA ratio was reduced to 0.8x.
•	The Company’s de-bottlenecking program is in progress, with results that will be reflected at the Tambomayo and El Brocal operations during the 2H18 (Please see page 8 for more details).
•	At Cerro Verde, a dividend of US$ 200 million (US$ 39 million attributable to Buenaventura) was paid on April 24, 2018.
•
At Yanacocha, Sumitomo Corporation purchased a five percent stake of the company in exchange for a payment of approximately US$48 million. Buenaventura´s stake in Yanacocha therefore reverted to 43.65%.

Financial Highlights (in millions of US$, except EPS figures):
	2Q18	2Q17	Var%	6M18	6M17	Var%
Total Revenues	322.6	256.7	26%	639.5	535.0	20%
Operating Profit	19.5	17.7	11%	60.8	42.9	42%
EBITDA Direct Operations	88.4	56.0	58%	186.0	137.3	35%
Adjusted EBITDA (Inc Associates)	191.1	110.2	73%	364.6	289.4	26%
Net Income	41.3	-6.2	N.A.	69.7	64.5	8%
EPS*	0.16	-0.03	N.A.	0.27	0.25	8%
(*) as of June 30, 2018 Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Operating Revenues

2Q18 net sales were US$ 317.8 million; a 26% increase compared to US$ 252.1 million reported in 2Q17. This result was primarily due to an increase in volumes sold of silver (32% increase QoQ), lead (13% increase QoQ) and zinc (20% increase QoQ) as well as to higher prices of lead (7% increase QoQ), zinc (14% increase QoQ) and copper (22% increase QoQ).

Royalty income increased 2%; from US$ 4.6 million in 2Q17 to US$ 4.7 million in 2Q18 due to a 2% increase in revenues at Yanacocha.

Operating Highlights	2Q18	2Q17	Var%	6M18	6M17	Var%
Net Sales (in millions of US$)	317.8	252.1	26%	630.4	524.9	20%
Average Realized Gold Price (US$/oz) (1) (2)	1,294	1,265	2%	1,320	1,248	6%
Average Realized Gold Price (US$/oz) inc. Affiliates (3)	1,298	1,256	3%	1,320	1,236	7%
Average Realized Silver Price (US$/oz) (1) (2)	16.37	16.75	-2%	16.29	16.70	-2%
Average Realized Lead Price (US$/MT) (1) (2)	2,353	2,199	7%	2,487	2,245	11%
Average Realized Zinc Price (US$/MT) (1) (2)	3,018	2,644	14%	3,238	2,781	16%
Average Realized Copper Price (US$/MT) (1) (2)	6,656	5,446	22%	6,757	5,719	18%

Volume Sold	2Q18	2Q17	Var%	6M18	6M17	Var%
Consolidated Gold Oz1	87,488	82,582	6%	181,608	160,919	13%
Gold Oz inc Associated Companies [3]	152,004	147,996	3%	304,242	303,058	0%
Consolidated Silver Oz [1]	7,103,081	5,390,786	32%	12,974,769	11,390,394	14%
Consolidated Lead MT [1]	10,611	9,401	13%	18,522	19,120	-3%
Consolidated Zinc MT [1]	17,024	14,198	20%	34,585	30,889	12%
Consolidated Copper MT [1]	10,534	10,050	5%	20,417	19,879	3%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price considers the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Production and Operating Costs

In 2Q18, Buenaventura’s equity gold production was 78,858 ounces; in line with the production reported in 2Q17 of 79,330 ounces. Zinc equity production increased by 23% compared to 2Q17 primarily due to a 64% increase in production at the Uchucchacua mine. Copper equity production increased by 8% compared to 2Q17, mainly due to an 8% increase in production at the El Brocal mine.

Buenaventura´s 6M18 equity gold production increased 17% compared to 6M17, mainly due to the contribution of Tambomayo operating at full capacity since the beginning of the year. Equity silver production increased by 9% as compared to 6M17, primarily due to an increase in production at Tambomayo. Buenaventura´s equity zinc production increased 19% in the 6M18 period compared to 6M17, primarily due to a 95% increase in production at Uchucchacua.

Equity Production	2Q18	2Q17	Var%	6M18	6M17	Var%
Gold Oz Direct Operations(1)	78,858	79,330	-1%	166,475	142,424	17%
Gold Oz including Associated(2) Companies	147,718	144,804	2%	295,225	280,497	5%
Silver Oz Direct Operations(1)	6,627,550	6,389,751	4%	13,294,295	12,215,489	9%
Silver Oz including Associated Companies	7,030,266	6,745,235	4%	14,261,589	12,931,320	10%
Lead MT	9,142	9,405	-3%	17,266	17,497	-1%
Zinc MT	15,616	12,712	23%	32,181	27,133	19%
Copper MT Direct Operations(1)	6,905	6,377	8%	13,382	13,276	1%
Copper MT including Associated Companies	30,099	29,495	2%	58,213	59,645	-2%

Consolidated Production	2Q18	2Q17	Var%	6M18	6M17	Var%
Gold Oz(3)	88,494	95,889	-8%	187,141	176,169	6%
Silver Oz(3)	7,023,637	6,796,606	3%	14,005,824	13,058,871	7%
Lead MT(3)	10,955	11,482	-5%	20,520	21,802	-6%
Zinc MT(3)	20,381	17,418	17%	42,267	38,377	10%
Copper MT(3)	11,215	10,364	8%	21,735	21,578	1%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Tambomayo (100% owned by Buenaventura)

Production
		2Q18	2Q17	Var %	6M18	6M17	Var %
Gold	Oz	31,173	12,454	150%	64,866	12,454	421%
Silver	Oz	1,106,694	295,379	275%	2,126,610	295,379	620%

Cost Applicable to Sales
		2Q18	2Q17	Var %	6M18	6M17	Var %
Gold	US$/Oz	547	723	-24%	536	723	-26%

2Q18 year on year gold production at Tambomayo increased due to the fact that during 2Q17 the plant was still in the ramp-up phase. Cost Applicable to Sales (CAS) in 2Q18 decreased 24%, to 547 US$/Oz, compared to 723 US$/Oz in 2Q17.

Gold production guidance for 2018 is 110k – 130k ounces and silver production guidance is 3.0M – 3.5M ounces.

Orcopampa (100% owned by Buenaventura)

Production
		2Q18	2Q17	Var %	6M18	6M17	Var %
Gold	Oz	35,694	46,917	-24%	75,681	89,248	-15%
Silver	Oz	139,404	123,146	13%	225,406	263,241	-14%

Cost Applicable to Sales
		2Q18	2Q17	Var %	6M18	6M17	Var %
Gold	US$/Oz	910	760	20%	886	774	15%

The decreased in 2Q18 gold production at Orcopampa was primarily due to a 20% QoQ decrease in ore grades. Cost Applicable to Sales (CAS) increased 20% in 2Q18, to 910 US$/Oz, compared to 760 US$/Oz in 2Q17, primarily explained by a decrease in volume sold.

As previously mentioned in our most recent Operating Report released on July 12, 2018, Buenaventura’s management made the decision to temporarily reduce its annual production guidance for Orcopampa in order to centralize the underground operation. Management plans to prioritize Buenaventura’s De-bottlenecking Program over ore mineral extraction.

Gold production guidance for 2018 is 120k – 140k ounces.

Uchucchacua (100% owned by Buenaventura)

Production
		2Q18	2Q17	Var %	6M18	6M17	Var %
Silver	Oz	4,005,948	4,311,194	-7%	8,419,196	8,332,916	1%
Zinc	MT	4,842	2,949	64%	9,418	4,831	95%
Lead	MT	4,762	4,000	19%	8,947	6,794	32%

Cost Applicable to Sales
		2Q18	2Q17	Var %	6M18	6M17	Var %
Silver	US$/Oz	10.03	10.59	-5%	9.90	10.81	-8%

2Q18 Silver production at Uchucchacua decreased primarily due to a 10% QoQ reduction in ore grades. 2Q18 Cost Applicable to Sales (CAS) of 10.03 US$/Oz was 5% lower than 10.59 US$/Oz in 2Q17, primarily due to increased by-product contribution (lead and zinc) and a 19% QoQ reduction in exploration expenses.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Silver production guidance for 2018 is 17.2 million – 18.6 million ounces.

Mallay (100% owned by Buenaventura)

Production
		2Q18	2Q17	Var %	6M18	6M17	Var %
Silver	Oz	134,936	380,369	-65%	289,936	700,742	-59%
Zinc	MT	1,187	2,244	-47%	2,139	4,418	-52%
Lead	MT	447	1,374	-67%	951	2,696	-65%

Cost Applicable to Sales
		2Q18	2Q17	Var %	6M18	6M17	Var %
Silver	US$/Oz	12.46	13.95	-11%	12.47	13.65	-9%

Mallay silver, lead and zinc production decreased in 2Q18, in-line with guidance released at the beginning of 2018. 2Q18 Cost Applicable to Sales (CAS) of 12.46 US$/Oz was 11% lower than 13.95 US$/Oz in 2Q17, primarily explained by a 91% QoQ decrease in exploration expenses.

Silver production guidance for 2018 from Mallay´s mining operation is 0.4 million – 0.5 million ounces.

Julcani (100% owned by Buenaventura)

Production
		2Q18	2Q17	Var %	6M18	6M17	Var %
Silver	Oz	620,276	647,883	-4%	1,124,431	1,314,118	-14%

Cost Applicable to Sales
		2Q18	2Q17	Var %	6M18	6M17	Var %
Silver	US$/Oz	15.26	16.65	-8%	15.74	14.79	6%

2Q18 silver production decreased 4% QoQ primarily due to a 30% QoQ decrease in ore treated despite a 35% QoQ increase in ore grades. 2Q18 Cost Applicable to Sales (CAS) of 15.26 US$/Oz was 8% lower than 16.65 US$/Oz in 2Q17 despite a 34% QoQ increase in exploration expenses, primarily due to the centralization of the mine.

Silver production guidance for 2018 is 2.1 million – 2.4 million ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		2Q18	2Q17	Var %	6M18	6M17	Var %
Gold	Oz	15,660	30,647	-49%	33,382	62,902	-47%
Silver	Oz	48,616	61,878	-21%	113,029	130,810	-14%

Cost Applicable to Sales
		2Q18	2Q17	Var %	6M18	6M17	Var %
Gold	US$/Oz	941	802	17%	979	762	28%

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Gold production in 2Q18 decreased by 49% year on year, in line with the guidance released at the beginning of 2018. 2Q18 Cost Applicable to Sales (CAS) was 941 US$/Oz; a 17% increase compared to 802 US$/Oz in 2Q17, mainly due to a 44% QoQ decrease in volume sold.

Gold production guidance for 2018 is 70k – 80k ounces.

Coimolache (40.10% owned by Buenaventura)

Production
		2Q18	2Q17	Var %	6M18	6M17	Var %
Gold	Oz	39,557	31,725	25%	69,473	62,970	10%
Silver	Oz	182,731	172,943	6%	362,637	306,217	18%

Cost Applicable to Sales
		2Q18	2Q17	Var %	6M18	6M17	Var %
Gold	US$/Oz	610	513	19%	630	511	23%

2Q18 gold production increased by 25% quarter on quarter, in line with the mine production plan. 2Q18 Cost Applicable to Sales (CAS) increased by 19%, compared to 513 US$/Oz in 2Q17, mainly due to a higher stripping ratio, 0.67 in 2Q18 vs. 0.18 in 2Q17, and a 14% QoQ increase in hauling expenses.

Gold production guidance for 2018 is 160k – 180k ounces.

El Brocal (61.43% owned by Buenaventura)

Production
		2Q18	2Q17	Var %	6M18	6M17	Var %
Copper	MT	11,173	10,308	8%	21,655	21,463	1%
Zinc	MT	12,353	12,166	2%	26,151	29,069	-10%
Silver	Oz	967,763	976,757	-1%	1,707,217	2,021,665	-16%

Cost Applicable to Sales
		2Q18	2Q17	Var %	6M18	6M17	Var %
Copper	US$/MT	5,434	4,864	12%	5,215	4,870	7%
Zinc	US$/MT	1,639	1,838	-11%	1,697	1,914	-11%

2Q18 copper production increased 8% compared to 2Q17, mainly due to a 35% QoQ increase in the amount of ore treated. Zinc production in 2Q18 was in line with that of 2Q17.

In 2Q18, zinc Cost Applicable to Sales (CAS) decreased by 11% compared to 1,838 US$/MT, primarily explained by a decrease in commercial deductions. Copper CAS in 2Q18 increased by 12%, compared to 4,861 US$/MT in 2Q17, mainly due to an increase in exploration expenses: 4,184 DDH meters in 2Q18 vs. 0 in 2Q17.

As discussed within the Company’s most recent Operating Report, the production mix has been modified within El Brocal´s 2018 mining plan. More production will be derived from the polymetallic open mine. The plan is to smoothly and efficiently transition the underground operation from 8k TPD to 13k TPD. El Brocal´s 2018 annual EBITDA budget will not be effected.

Zinc production guidance for 2018 is 45k – 55k MT, while copper production guidance for 2018 is 45k – 55k MT.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

General and Administrative Expenses

2Q18 General and Administrative expenses were US$20.7 million; a 6% increase as compared to the US$ 19.6 million in 2Q17.

Exploration in Non-Operating Areas

2Q18 Exploration costs in Non-Operating Areas were US$8.3 million compared with US$5.5 million in 2Q17. During the period, Buenaventura primarily focused its exploration efforts on the Yumpaq area (US$3.22 million), Marcapunta Norte (US$1.49 million) and Emperatiz (US$0.87 million).

Share in Associated Companies

During 2Q18, Buenaventura’s share in associated companies was US$34.2 million, compared to negative US$3.1 million reported in 2Q17, comprised of:

Share in the Result of Associates (in millions of US$)	2Q18	2Q17	Var %	6M18	6M17	Var %
Cerro Verde	37.0	20.4	81%	64.1	56.4	14%
Coimolache	1.8	3.7	-52%	4.3	8.0	-46%
Yanacocha	-4.5	-27.2	-83%	-19.4	-22.6	-14%
Total	34.2	-3.1	N.A.	49.0	41.8	17%

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 2Q18 gold production was 115,342 ounces; 50,347 ounces of which were attributable to Buenaventura. This represents a 5% decrease as compared to the 120,856 ounces produced in 2Q17; 52,754 ounces of which were attributable to Buenaventura. For 6M18, gold production was 219,575; 95,844 ounces of which were attributable to Buenaventura, a 15% decrease as compared to 258,477 ounces in 6M17; 112,825 ounces of which were attributable to Buenaventura.

Gold production guidance at Yanacocha for 2018 is 470k – 545k ounces.

In 2Q18, Yanacocha reported a net loss of US$12.1 million, compared to a net loss of US$62.2 million reported in 2Q17.

CAS in 2Q18 was US$833/oz; a 26% decrease as compared to the US$1,129/oz reported in 2Q17 mainly due to improvements to the gold mill.

Capital expenditures at Yanacocha were US$26.1 million in 2Q18.

The Quecher Main project, an oxide deposit, is currently in its Execution Stage. First production is expected in early 2019 with commercial production expected in the fourth quarter of 2019. The Quecher Main project extends the life of the Yanacocha operation until 2027, with average annual gold production of 200,000 ounces per year expected between 2020 and 2025. Cost applicable to sales (CAS) is expected to be between US$750 and US$850 per ounce and AISC between US$900 and US$1,000. Total CAPEX for the project is expected to be between US$250 and US$300 million; US$80 – US$90 million of which will be deployed in 2018.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 2Q18 copper production was 118,458 MT; 23,194 MT of which is attributable to Buenaventura, in-line with the figure reported in 2Q17 of 118,071 MT; 23,118 MT of which was attributable to Buenaventura. 6M18 copper production was 228,964 MT; 44,831 MT of which was attributable to Buenaventura. This represents a 3% decrease as compared to 236,815 MT reported in 6M17; 46,368 MT of which was attributable to Buenaventura.

During 2Q18, Cerro Verde reported net income of US$188.9 million compared to net income of US$104.1 million in 2Q17. This increase was primarily due to a 33% increase in net sales of US$203.2 million, primarily related to an increase in the average realized copper price (US$3.10 per pound in 2Q18 compared to US$2.62 per pound in 2Q17) and higher sales volume (118k MT of copper in the 2Q18 compared with 111k MT in the 2Q17).

Capital expenditures at Cerro Verde were US$79.0 million in 2Q18.

Copper production guidance at Cerro Verde for 2018 is 460k MT – 500k MT.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 2Q18 attributable contribution to net income was US$1.8 million, as compared to US$3.7 million in 2Q17.

De-bottlenecking program – 2Q18 Update
Buenaventura’s De-bottlenecking Program continues to make progress. Results of additional EBITDA generated will be reflected at the Tambomayo and El Brocal operations during the 2H18.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2017 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of June 30, 2018)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*)Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

APPENDIX 2

2Q18

Gold Production			14			17
Mining Unit	Operating Results	Unit	2Q18	2Q17	△%	6M18	6M17	△ %
Underground
	Ore Milled	DMT	136,517	94,386	45%	272,179	94,386	188%
	Ore Grade	Oz/MT	0.25	0.18	35%	0.25	0.18	40%
Tambomayo	Recovery Rate	%	92.04	71.53	29%	92.01	71.53	29%
	Ounces Produced*	Oz	31,173	12,454	150%	64,866	12,454	421%
	Ore Milled	DMT	115,314	121,984	-5%	237,628	236,469	0%
	Ore Grade	Oz/MT	0.31	0.39	-20%	0.32	0.38	-17%
Orcopampa	Recovery Rate	%	97.20	96.97	0%	97.29	96.90	0%
	Ounces Produced*	Oz	35,694	46,917	-24%	75,681	89,248	-15%
Open Pit
La Zanja	Ounces Produced	Oz	15,660	30,646	-49%	33,382	62,901	-47%
Tantahuatay	Ounces Produced	Oz	39,557	31,725	25%	69,473	62,971	10%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	2Q18	2Q17	△%	6M18	6M17	△ %
Underground
	Ore Milled	DMT	136,517	94,386	45%	272,179	94,386	188%
	Ore Grade	Oz/MT	9.41	7.22	30%	9.13	7.22	27%
Tambomayo	Recovery Rate	%	85.20	43.20	97%	84.31	43.20	95%
	Ounces Produced	Oz	1,106,694	295,379	275%	2,126,610	295,379	620%
	Ore Milled	DMT	339,959	353,236	-4%	672,775	686,113	-2%
	Ore Grade	Oz/MT	13.37	14.81	-10%	14.24	14.60	-2%
Uchucchacua	Recovery Rate	%	87.74	82.39	6%	85.24	83.16	2%
	Ounces Produced	Oz	4,005,948	4,311,194	-7%	8,419,196	8,332,916	1%
	Ore Milled	DMT	26,998	38,587	-30%	51,085	76,929	-34%
	Ore Grade	Oz/MT	23.57	17.40	35%	22.59	17.66	28%
Julcani	Recovery Rate	%	97.46	96.47	1%	97.19	96.73	0%
	Ounces Produced	Oz	620,276	647,883	-4%	1,124,431	1,314,118	-14%
	Ore Milled	DMT	24,113	54,578	-56%	45,480	103,960	-56%
	Ore Grade	Oz/MT	6.33	7.84	-19%	7.21	7.46	-3%
Mallay	Recovery Rate	%	88.44	88.93	-1%	88.14	90.35	-2%
	Ounces Produced	Oz	134,936	380,369	-65%	289,936	700,742	-59%
	Ore Milled	DMT	755,316	559,771	35%	1,403,933	1,169,397	20%
	Ore Grade	Oz/MT	0.85	0.63	35%	0.73	0.63	16%
Marcapunta	Recovery Rate	%	64.59	62.69	3%	62.96	61.16	3%
	Ounces Produced	Oz	416,735	221,527	88%	647,659	453,437	43%
Open Pit
	Ore Milled	DMT	904,069	729,920	24%	1,741,692	1,563,156	11%
Tajo Norte	Ore Grade	Oz/MT	0.92	1.43	-35%	0.96	1.39	-31%
	Recovery Rate	%	66.02	72.38	-9%	63.13	72.32	-13%
	Ounces Produced	Oz	551,028	755,230	-27%	1,059,558	1,568,228	-32%

Zinc Production
Mining Unit	Operating Results	Unit	2Q18	2Q17	△%	6M18	6M17	△ %
Underground
	Ore Milled	DMT	136,517	94,386	45%	272,179	94,386	188%
	Ore Grade	%	2.05	2.13	-3%	2.21	2.13	4%
Tambomayo	Recovery Rate	%	71.36	2.93	2335%	74.22	2.93	2433%
	MT Produced	MT	1,998	59	3300%	4,560	59	7657%
	Ore Milled	DMT	339,959	353,236	-4%	672,775	686,113	-2%
	Ore Grade	%	2.06	1.71	20%	2.11	1.48	43%
Uchucchacua	Recovery Rate	%	68.28	48.75	40%	65.84	47.63	38%
	MT Produced	MT	4,842	2,949	64%	9,418	4,831	95%
	Ore Milled	DMT	24,113	54,578	-56%	45,480	103,960	-56%
	Ore Grade	Oz/MT	5.83	4.67	25%	5.49	4.82	14%
Mallay	Recovery Rate	%	78.28	83.21	-6%	79.09	85.70	-8%
	MT Produced	MT	1,187	2,244	-47%	2,139	4,418	-52%
Open Pit
	Ore Milled	DMT	904,069	729,920	24%	1,741,692	1,563,156	11%
	Ore Grade	%	2.25	2.71	-17%	2.50	3.00	-17%
Tajo Norte	Recovery Rate	%	60.71	61.53	-1%	60.04	62.07	-3%
	MT Produced	MT	12,353	12,166	2%	26,151	29,069	-10%

Copper Production
Mining Unit	Operating Results	Unit	2Q18	2Q17	△%	6M18	6M17	△ %
Underground
	Ore Milled	DMT	755,316	559,771	35%	1,403,933	1,169,397	20%
	Ore Grade	%	1.62	1.95	-17%	1.68	1.95	-14%
Marcapunta	Recovery Rate	%	91.14	94.28	-3%	91.78	94.08	-2%
	MT Produced	MT	11,173	10,308	8%	21,655	21,463	1%

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

EBITDA RECONCILIATION (in thousand US$)

	2Q18	2Q17	6M18	6M17
Net Income	39,037	-5,739	69,863	70,511
Add / Subtract:	49,328	61,706	116,120	66,757
Provision for income tax, net	6,098	12,492	23,549	9,033
Share in associated companies by the equity method, net	-34,219	3,055	-49,022	-41,809
Provision for contingencies	1,156	-683	-319	11,816
Interest income	-1,047	-1,182	-2,177	-2,473
Interest expense	9,641	8,310	18,325	15,469
Loss on currency exchange difference	213	-1,212	-452	-4,215
Long Term Compensation provision	1,974	0	3,159	-4
Depreciation and Amortization	61,030	38,381	114,839	81,135
Workers´ participation provision	116	608	2,070	1,444
Bonus provision - executives & employees	4,546	0	5,397	0
Loss from discontinued operations	-180	1,937	751	-3,639
EBITDA Buenaventura Direct Operations	88,365	55,967	185,983	137,268
EBITDA Yanacocha (43.65%)	13,981	-12,543	17,348	413
EBITDA Cerro Verde (19.58%)	79,464	56,333	143,852	132,096
EBITDA Coimolache (40.095%)	9,287	10,446	17,435	19,615
EBITDA Buenaventura + All Associates	191,096	110,203	364,618	289,392

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended June 30		For the 6months ended June 30
	2018	2017	2018	2017
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	162,564	136,414	288,944	277,734
Add:
Consolidated Exploration in units in operation	24,676	20,216	47,445	41,202
Consolidated Commercial deductions	48,299	56,663	98,192	122,818
Consolidated Selling expenses	6,772	5,854	12,769	10,167
Consolidated Cost applicable to sales	242,311	219,147	447,349	451,920

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended June 30		For the 6months ended June 30
	2018	2017	2018	2017
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	2	-19	17	-13
Julcani, Silver	7,331	3,888	11,175	11,664
Julcani, Lead	386	516	722	1,138
Julcani, Copper	20	40	30	82
Mallay, Gold	0	93	1	193
Mallay, Silver	1,152	2,635	2,361	5,015
Mallay, Lead	583	1,328	1,159	2,808
Mallay, Zinc	1,722	2,790	3,098	4,873
Orcopampa, Gold	23,345	23,870	48,580	47,840
Orcopampa, Silver	1,056	1,081	1,808	2,231
Orcopampa, Copper	-19	59	73	79
Uchucchacua, Gold	15	32	42	52
Uchucchacua, Silver	27,227	24,465	51,336	50,566
Uchucchacua, Lead	4,155	2,508	7,598	4,994
Uchucchacua, Zinc	4,416	2,203	9,613	3,759
Tambomayo, Gold	13,716	3,149	2,423	3,149
Tambomayo, Silver	6,565	716	10,841	716
Tambomayo, Zinc	867	0	1,265	0
Tambomayo, Lead	1,961	0	3,741	0
La Zanja, Gold	16,074	24,190	34,344	47,158
La Zanja, Silver	796	658	1,496	1,345
El Brocal, Gold	2,071	1,739	4,396	3,136
El Brocal, Silver	4,877	4,660	7,527	9,571
El Brocal, Lead	4,073	4,055	7,135	8,047
El Brocal, Zinc	12,294	9,819	25,518	23,425
El Brocal, Copper	27,119	20,279	49,739	39,778
Non Mining Units	759	1,661	2,906	6,126
Consolidated Cost of sales, excluding depreciation and amortization	162,564	136,414	288,944	277,734

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended June 30		For the 6months ended June 30
	2018	2017	2018	2017
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	1	-9	6	-6
Julcani, Silver	2,837	1,969	4,266	5,517
Julcani, Lead	149	261	276	538
Julcani, Copper	8	20	12	39
Mallay, Gold	0	31	0	63
Mallay, Silver	71	877	174	1,644
Mallay, Lead	36	442	85	921
Mallay, Zinc	107	929	228	1,598
Orcopampa, Gold	8,168	8,122	16,986	17,056
Orcopampa, Silver	369	368	632	795
Orcopampa, Copper	-7	20	25	28
Uchucchacua, Gold	2	7	7	10
Uchucchacua, Silver	3,964	5,370	8,302	10,078
Uchucchacua, Lead	605	550	1,229	995
Uchucchacua, Zinc	643	484	1,555	749
Tambomayo, Gold	2,702	333	5,324	333
Tambomayo, Silver	1,293	76	2,167	76
Tambomayo, Lead	171	0	253	0
Tambomayo, Zinc	386	0	748	0
La Zanja, Gold	58	357	64	746
La Zanja, Silver	3	10	3	21
El Brocal, Gold	128	0	238	0
El Brocal, Silver	301	0	407	0
El Brocal, Lead	251	0	386	0
El Brocal, Zinc	758	0	1,381	0
El Brocal, Copper	1,672	0	2,692	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	24,676	20,216	47,445	41,202

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended June 30		For the 6months ended June 30
	2018	2017	2018	2017
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	-2	2	-2
Julcani, Silver	1,093	575	1,661	1,917
Julcani, Lead	56	71	105	184
Julcani, Copper	3	7	4	15
Mallay, Gold	0	26	0	64
Mallay, Silver	272	661	616	1,569
Mallay, Lead	141	334	307	886
Mallay, Zinc	421	701	838	1,882
Orcopampa, Gold	294	268	599	367
Orcopampa, Silver	57	63	91	95
Orcopampa, Copper	0	10	15	14
Uchucchacua, Gold	2	10	9	17
Uchucchacua, Silver	8,796	7,845	16,790	17,471
Uchucchacua, Lead	819	788	1,851	1,698
Uchucchacua, Zinc	1,166	2,452	4,627	3,996
Tambomayo, Gold	140	3	238	3
Tambomayo, Silver	443	0	591	0
Tambomayo, Lead	197	0	250	0
Tambomayo, Zinc	513	0	962	0
La Zanja, Gold	108	52	202	115
La Zanja, Silver	8	1	11	2
El Brocal, Gold	2,061	2,418	4,488	4,457
El Brocal, Silver	2,200	3,536	3,943	7,714
El Brocal, Lead	-188	2,340	1,104	5,133
El Brocal, Zinc	3,150	7,556	8,323	20,948
El Brocal, Copper	26,547	26,950	50,562	54,274
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	48,299	56,663	98,192	122,818

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended June 30		For the 6months ended June 30
	2018	2017	2018	2017
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	-1	0	0
Julcani, Silver	53	129	110	234
Julcani, Lead	3	17	7	23
Julcani, Copper	0	1	0	2
Mallay, Gold	0	5	0	10
Mallay, Silver	45	150	97	253
Mallay, Lead	23	75	47	141
Mallay, Zinc	68	159	127	245
Orcopampa, Gold	194	284	437	438
Orcopampa, Silver	9	13	16	20
Orcopampa, Copper	0	1	1	1
Uchucchacua, Gold	1	1	2	2
Uchucchacua, Silver	1,391	989	2,572	1,668
Uchucchacua, Lead	212	101	381	165
Uchucchacua, Zinc	226	89	482	124
Tambomayo, Gold	253	16	708	16
Tambomayo, Silver	121	4	288	4
Tambomayo, Lead	16	0	34	0
Tambomayo, Zinc	36	0	99	0
La Zanja, Gold	224	331	364	505
La Zanja, Silver	11	9	16	14
El Brocal, Gold	139	129	285	196
El Brocal, Silver	326	345	489	598
El Brocal, Lead	273	300	463	503
El Brocal, Zinc	823	727	1,657	1,464
El Brocal, Copper	1,815	1,501	3,230	2,486
Non Mining Units	511	477	855	1,057
Consolidated Selling expenses	6,772	5,854	12,769	10,167

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

	JULCANI													JULCANI
	2Q 2018						2Q 2017							6M 2018						6M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2	7,331	386	-	20	7,740	-19	3,888	516	-	40	4,425	Cost of Sales (without D&A) (US$000)	17	11,175	722	-	30	11,945	-13	11,664	1,138	-	82	12,871
Add:													Add:
Exploration Expenses (US$000)	1	2,837	149	-	8	2,995	-9	1,969	261	-	20	2,241	Exploration Expenses (US$000)	6	4,266	276	-	12	4,560	-6	5,517	538	-	39	6,088
Commercial Deductions (US$000)	0	1,093	56	-	3	1,152	-2	575	71	-	7	650	Commercial Deductions (US$000)	2	1,661	105	-	4	1,774	-2	1,917	184	-	15	2,113
Selling Expenses (US$000)	0	53.04	2.79	-	0	56	-0.62	129.16	17.15	-	1.32	147	Selling Expenses (US$000)	0	110	7	-	0	118	-0	234	23	-	2	258
Cost Applicable to Sales (US$000)	3	11,314	594	-	31	11,943	-31	6,561	866	-	68	7,463	Cost Applicable to Sales (US$000)	26	17,214	1,110	-	47	18,397	-22	19,332	1,883	-	137	21,330
Divide:													Divide:
Volume Sold	1	741,469	275	-	5	Not Applicable	4	394,077	291	-	9	Not Applicable	Volume Sold	11	1,093,705	444	-	7	Not Applicable	8	1,306,733	883	-	25	No Aplicable
CAS	2,590	15.26	2,162	-	6,978	Not Applicable	-	16.65	2,973	-	7,562	Not Applicable	CAS	2,315	15.74	2,502	-	7,127	No Applicable	-	14.79	2,134	-	5,536	No Applicable

	MALLAY													MALLAY
	2Q 2018						2Q 2017							6M 2018						6M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	1,152	583	1,722	-	3,458	93	2,635	1,328	2,790	-	6,845	Cost of Sales (without D&A) (US$000)	1	2,361	1,159	3,098	-	6,619	193	5,015	2,808	4,873	-	12,889
Add:													Add:
Exploration Expenses (US$000)	-	71	36	107	-	214	31	877	442	929	-	2,279	Exploration Expenses (US$000)	0	174	85	228	-	487	63	1,644	921	1,598	-	4,226
Commercial Deductions (US$000)	-0	272	141	421	-	833	26	661	334	701	-	1,721	Commercial Deductions (US$000)	0	616	307	838	-	1,761	64	1,569	886	1,882	-	4,401
Selling Expenses (US$000)	-	45	23	68	-	136	5	150	75	159	-	389	Selling Expenses (US$000)	0	97	47	127	-	271	10	253	141	245	-	649
Cost Applicable to Sales (US$000)	-0	1,541	783	2,317	-	4,641	154	4,323	2,179	4,577	-	11,234	Cost Applicable to Sales (US$000)	2	3,247	1,599	4,290	-	9,138	331	8,480	4,756	8,598	-	22,165
Divide:													Divide:
Volume Sold	-	123,609	434	986	-	Not Applicable	152	309,975	1,236	2,169	-	Not Applicable	Volume Sold	3	260,447	874	1,718	-	Not Applicable	345	621,133	2,512	3,640	-	Not Applicable
CAS	-	12.46	1,805	2,351	-	Not Applicable	1,015.90	13.95	1,763	2,111	-	Not Applicable	CAS	491	12.47	1,829	2,497	-	No Applicable	960	13.65	1,893	2,362	-	No Applicable

	ORCOPAMPA													ORCOPAMPA
	2Q 2018						2Q 2017							6M 2018						6M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	23,345	1,056	-	-	-19	24,381	23,870	1,081	-	-	59	25,010	Cost of Sales (without D&A) (US$000)	48,580	1,808	-	-	73	50,460	47,840	2,231	-	-	79	50,150
Add:					-								Add:
Exploration Expenses (US$000)	8,168	369	-	-	-7	8,531	8,122	368	-	-	20	8,510	Exploration Expenses (US$000)	16,986	632	-	-	25	17,643	17,056	795	-	-	28	17,879
Commercial Deductions (US$000)	294	57	-	-	-0	351	268	63	-	-	10	341	Commercial Deductions (US$000)	599	91	-	-	15	706	367	95	-	-	14	476
Selling Expenses (US$000)	194	9	-	-	-0	203	284	13	-	-	1	298	Selling Expenses (US$000)	437	16	-	-	1	454	438	20	-	-	1	459
Cost Applicable to Sales (US$000)	32,001	1,491	-	-	-27	33,466	32,544	1,524	-	-	91	34,159	Cost Applicable to Sales (US$000)	66,602	2,547	-	-	114	69,263	65,701	3,142	-	-	121	68,964
Divide:													Divide:
Volume Sold	35,155	127,048	-	-	13	Not Applicable	42,821	142,569	-	-	24	Not Applicable	Volume Sold	75,170	226,621	-	-	40	Not Applicable	84,921	292,704	-	-	31	Not Applicable
CAS	910	11.74	-	-	-	Not Applicable	760	10.69	-	-	-	Not Applicable	CAS	886	11.24	-	-	2,846	No Applicable	774	10.74	-	-	3,944	No Applicable

	UCHUCCHACUA													UCHUCCHACUA
	2Q 2018						2Q 2017							6M 2018						6M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	15	27,227	4,155	4,416	-	35,812	32	24,465	2,508	2,203	-	29,208	Cost of Sales (without D&A) (US$000)	42	51,336	7,598	9,613	-	68,589	52	50,566	4,994	3,759	-	59,372
Add:													Add:
Exploration Expenses (US$000)	2	3,964	605	643	-	5,214	7	5,370	550	484	-	6,411	Exploration Expenses (US$000)	7	8,302	1,229	1,555	-	11,092	10	10,078	995	749	-	11,833
Commercial Deductions (US$000)	2	8,796	819	1,166	-	10,783	10	7,845	788	2,452	-	11,095	Commercial Deductions (US$000)	9	16,790	1,851	4,627	-	23,277	17	17,471	1,698	3,996	-	23,182
Selling Expenses (US$000)	1	1,391	212	226	-	1,830	1	989	101	89	-	1,181	Selling Expenses (US$000)	2	2,572	381	482	-	3,437	2	1,668	165	124	-	1,958
Cost Applicable to Sales (US$000)	20	41,378	5,791	6,450	-	53,639	50	38,668	3,948	5,228	-	47,894	Cost Applicable to Sales (US$000)	60	79,000	11,058	16,277	-	106,395	81	79,783	7,852	8,629	-	96,345
Divide:													Divide:
Volume Sold	87	4,125,034	4,387	3,783	-	Not Applicable	37	3,651,304	2,921	2,180	-	Not Applicable	Volume Sold	157	7,978,552	7,821	7,585	-	Not Applicable	79	7,383,706	5,178	3,298	-	Not Applicable
CAS	227	10.03	1,320	1,705	-	No Applicable	1,367	10.59	1,352	2,398	-	No Applicable	CAS	383	9.90	1,414	2,146	-	No Applicable	1,036	10.81	1,516	2,617	-	No Applicable

	TAMBOMAYO													TAMBOMAYO
	2Q 2018						2Q 2017							6M 2018						6M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,716	6,565	867	1,961	-	23,109	3,149	716	-	-	-	3,865	Cost of Sales (without D&A) (US$000)	26,638	10,841	1,265	3,741	-	42,485	3,149	716	-	-	-	3,865
Add:													Add:
Exploration Expenses (US$000)	2,702	1,293	171	386	-	4,552	333	76	-	-	-	409	Exploration Expenses (US$000)	5,324	2,167	253	748	-	8,491	333	76	-	-	-	409
Commercial Deductions (US$000)	140	443	197	513	-	1,294	3	-	-	-	-	3	Commercial Deductions (US$000)	238	591	250	962	-	2,041	3	-	-	-	-	3
Selling Expenses (US$000)	253	121	16	36	-	426	16	4	-	-	-	20	Selling Expenses (US$000)	708	288	34	99	-	1,129	16	4	-	-	-	20
Cost Applicable to Sales (US$000)	16,811	8,422	1,251	2,897	-	29,381	3,501	796	-	-	-	4,297	Cost Applicable to Sales (US$000)	32,908	13,887	1,801	5,549	-	54,146	3,501	796	-	-	-	4,297
Divide:													Divide:
Volume Sold	30,721	1,143,540	1,025	1,871	-	Not Applicable	4,840	81,454	-	-	-	Not Applicable	Volume Sold	61,419	1,980,663	1,554	3,543	-	Not Applicable	4,840	81,454	-	-	-	Not Applicable
CAS	547	7.36	1,220	1,548	-	No Applicable	723	9.77	-	-	-	No Applicable	CAS	536	7.01	1,159	1,566	-	No Applicable	723	9.77	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

	LA ZANJA													LA ZANJA
	2Q 2018						2Q 2017							6M 2018						6M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16,074	796	-	-	-	16,870	24,190	658	-	-	-	24,848	Cost of Sales (without D&A) (US$000)	34,344	1,496	-	-	-	35,840	47,158	1,345	-	-	-	48,503
Add:													Add:
Exploration Expenses (US$000)	58	3	-	-	-	61	357	10	-	-	-	367	Exploration Expenses (US$000)	64	3	-	-	-	67	746	21	-	-	-	767
Commercial Deductions (US$000)	108	8	-	-	-	117	52	1	-	-	-	53	Commercial Deductions (US$000)	202	11	-	-	-	213	115	2	-	-	-	117
Selling Expenses (US$000)	224	11	-	-	-	235	331	9	-	-	-	340	Selling Expenses (US$000)	364	16	-	-	-	380	505	14	-	-	-	519
Cost Applicable to Sales (US$000)	16,464	819	-	-	-	17,283	24,931	677	-	-	-	25,609	Cost Applicable to Sales (US$000)	34,975	1,526	-	-	-	36,500	48,523	1,383	-	-	-	49,906
Divide:													Divide:
Volume Sold	17,495	67,804	-	-	-	Not Applicable	31,105	61,330	-	-	-	Not Applicable	Volume Sold	35,717	123,619	-	-	-	Not Applicable	63,676	128,849	-	-	-	Not Applicable
CAS	941	12.08	-	-	-	Not Applicable	802	11.05	-	-	-	Not Applicable	CAS	979	12.34	-	-	-	No Applicable	762	10.73	-	-	-	Not Applicable

	BROCAL													BROCAL
	2Q 2018						2Q 2017							6M 2018						6M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,071	4,877	4,073	12,294	27,119	50,435	1,739	4,660	4,055	9,819	20,279	40,551	Cost of Sales (without D&A) (US$000)	4,396	7,527	7,135	25,518	49,739	94,315	3,136	9,571	8,047	23,425	39,778	83,957
Add:													Add:
Exploration Expenses (US$000)	128	301	251	758	1,672	3,109	-	-	-	-	-	-	Exploration Expenses (US$000)	238	407	386	1,381	2,692	5,105	-	-	-	-	-	-
Commercial Deductions (US$000)	2,061	2,200	-188	3,150	26,547	33,769	2,418	3,536	2,340	7,556	26,950	42,800	Commercial Deductions (US$000)	4,488	3,943	1,104	8,323	50,562	68,420	4,457	7,714	5,133	20,948	54,274	92,526
Selling Expenses (US$000)	139	326	273	823	1,815	3,375	129	345	300	727	1,501	3,002	Selling Expenses (US$000)	285	489	463	1,657	3,230	6,125	196	598	503	1,464	2,486	5,247
Cost Applicable to Sales (US$000)	4,398	7,704	4,409	17,024	57,153	90,688	4,285	8,541	6,696	18,102	48,730	86,353	Cost Applicable to Sales (US$000)	9,407	12,366	9,089	36,880	106,223	173,965	7,789	17,884	13,683	45,837	96,538	181,730
Divide:													Divide:
Volume Sold	4,029	774,576	4,490	10,383	10,517	Not Applicable	3,623	750,077	4,953	9,849	10,018	Not Applicable	Volume Sold	9,130	1,311,161	7,829	21,738	20,371	Not Applicable	7,051	1,575,817	10,547	23,951	19,823	Not Applicable
CAS	1,092	9.95	982	1,639	5,434	Not Applicable	1,183	11.39	1,352	1,838	4,864	Not Applicable	CAS	1,030	9.43	1,161	1,697	5,215	No Applicable	1,105	11.35	1,297	1,914	4,870	Not Applicable

	NON MINING COMPANIES													NON MINING COMPANIES
	2Q 2018						2Q 2017							6M 2018						6M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	759	-	-	-	-	-	1,661	Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,906	-	-	-	-	-	6,126
Add:						-						-	Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	511	-	-	-	-	-	477	Selling Expenses (US$000)	-	-	-	-	-	855	-	-	-	-	-	1,057
Total (US$000)	-	-	-	-	-	1,270	-	-	-	-	-	2,829	Total (US$000)	-	-	-	-	-	3,761	-	-	-	-	-	6,401

	BUENAVENTURA CONSOLIDATED													BUENAVENTURA CONSOLIDATED
	2Q 2018						2Q 2017							6M 2018						6M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	55,222	49,005	10,064	20,393	27,120	162,564	53,053	38,103	8,407	14,812	20,378	136,414	Cost of Sales (without D&A) (US$000)	114,018	86,544	17,879	41,969	49,842	313,159	101,516	81,109	16,987	32,057	39,939	277,734
Add:													Add:
Exploration Expenses (US$000)	11,059	8,838	1,212	1,894	1,673	24,676	8,841	8,669	1,254	1,412	40	20,216	Exploration Expenses (US$000)	22,625	15,951	2,229	3,911	2,729	47,445	18,202	18,132	2,454	2,347	67	41,202
Commercial Deductions (US$000)	2,606	12,869	1,025	5,249	26,549	48,299	2,775	12,680	3,533	10,709	26,967	56,663	Commercial Deductions (US$000)	5,540	23,703	3,617	14,750	50,581	98,192	5,021	28,768	7,901	26,826	54,302	122,818
Selling Expenses (US$000)	811	1,957	527	1,152	1,815	6,772	766	1,639	494	975	1,503	5,854	Selling Expenses (US$000)	1,797	3,589	932	2,365	3,231	12,769	1,166	2,791	832	1,833	2,488	10,167
Cost Applicable to Sales (US$000)	69,697	72,669	12,828	28,688	57,157	242,311	65,435	61,090	13,688	27,907	48,888	219,147	Cost Applicable to Sales (US$000)	143,980	129,787	24,657	62,996	106,384	471,565	125,904	130,799	28,174	63,064	96,796	451,920
Divide:													Divide:
Volume Sold	87,488	7,103,081	10,611	17,024	10,534	Not Applicable	82,582	5,390,786	9,401	14,198	10,050	Not Applicable	Volume Sold	181,608	12,974,769	18,522	34,585	20,417	Not Applicable	160,919	11,390,394	19,120	30,889	19,879	Not Applicable
CAS	797	10.23	1,209	1,685	5,426	Not Applicable	792	11.33	1,456	1,966	4,864	Not Applicable	CAS	793	10.00	1,331	1,821	5,210	Not Applicable	782	11.48	1,474	2,042	4,869	Not Applicable

	COIMOLACHE													COIMOLACHE
	2Q 2018						2Q 2017							6M 2018						6M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	21,731	1,355	-	-	-	23,086	14,565	1,145	-	-	-	15,710	Cost of Sales (without D&A) (US$000)	38,071	2,543	-	-	-	40,614	28,095	1,962	-	-	-	30,057
Add:													Add:
Exploration Expenses (US$000)	1,384	86	-	-	-	1,470	1,689	133	-	-	-	1,822	Exploration Expenses (US$000)	3,185	213	-	-	-	3,398	3,311	231	-	-	-	3,542
Commercial Deductions (US$000)	76	5	-	-	-	81	55	17	-	-	-	73	Commercial Deductions (US$000)	230	17	-	-	-	247	226	26	-	-	-	252
Selling Expenses (US$000)	354	22	-	-	-	376	169	13	-	-	-	182	Selling Expenses (US$000)	465	31	-	-	-	496	327	23	-	-	-	350
Cost Applicable to Sales (US$000)	23,544	1,468	-	-	-	25,013	16,478	1,309	-	-	-	17,787	Cost Applicable to Sales (US$000)	41,952	2,803	-	-	-	44,755	31,959	2,242	-	-	-	34,201
Divide:													Divide:
Volume Sold	38,599	190,130	-	-	-	Not Applicable	32,103	184,622	-	-	-	Not Applicable	Volume Sold	66,556	354,227	-	-	-	Not Applicable	62,596	308,518	-	-	-	Not Applicable
CAS	610	7.72	-	-	-	Not Applicable	513	7.09	-	-	-	Not Applicable	CAS	630	7.91	-	-	-	No Applicable	511	7.27	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

APPENDIX 5: ALL-IN SUSTAINING COST

Buenaventura
All-in Sustaining Cost for 2Q18

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	2Q18		2Q18		2Q18		2Q18
Au Ounces Sold BVN		65,965
Au Ounces bought from La Zanja		0
Au Ounces Sold Net		65,965		17,495		38,599		90,724

	2Q18		2Q18		2Q18		2Q18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	101,055	1,532	17,177	982	23,690	614	119,668	1,319
Exploration in Operating Units	21,506	326	61	3	5,783	150	23,857	263
Royalties	3,938	60	0	0	0	0	3,938	43
Comercial Deductions[4]	14,413	218	117	7	81	2	14,507	160
Selling Expenses	2,782	42	235	13	375	10	3,057	34
Administrative Expenses	16,949	257	495	28	684	18	17,486	193
Other, net	5,951	90	1,006	58	267	7	6,592	73
Sustaining Capex[5]	7,927	120	4,120	236	6,096	158	12,558	138

By-product Credit	-136,582	-2,071	-1,117	-64	-3,110	-81	-1,839	-20

All-in Sustaining Cost	37,940	575	22,094	1,263	33,866	877	63,242	697

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Buenaventura
All-in Sustaining Cost for 2Q17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	2Q17		2Q17		2Q17		2Q17
Au Ounces Sold BVN		47,854
Au Ounces bought from La Zanja
Au Ounces Sold Net		47,854		31,105		32,103		77,230

	2Q17		2Q17		2Q17		2Q17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	76,426	1,597	24,948	802	15,709	489	95,962	1,243
Exploration in Operating Units	21,174	442	367	12	1,822	57	22,099	286
Royalties	4,426	92	0	0	0	0	4,426	57
Comercial Deductions[4]	13,810	289	72	2	73	2	13,877	180
Selling Expenses	2,127	44	248	8	183	6	2,332	30
Administrative Expenses	11,958	250	593	19	790	25	12,589	163
Other, net	2,024	42	-87	-3	48	1	1,997	26
Sustaining Capex[5]	6,828	143	2,133	69	2,324	72	8,892	115

By-product Credit	-97,810	-2,044	-753	-24	-3,168	-99	-1,670	-22

All-in Sustaining Cost	40,963	856	27,520	885	17,780	554	62,694	812

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Buenaventura
All-in Sustaining Cost for 1S18

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1S18		1S18		1S18		1S18
Au Ounces Sold BVN		136,760
Au Ounces bought from La Zanja		0
Au Ounces Sold Net		136,760		35,717		66,556		182,397

	1S18		1S18		1S18		1S18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	192,885	1,410	36,460	1,021	41,218	619	228,757	1,254
Exploration in Operating Units	42,273	309	67	2	7,711	116	45,400	249
Royalties	8,281	61	0	0	0	0	8,281	45
Comercial Deductions[4]	29,559	216	213	6	247	4	29,771	163
Selling Expenses	5,671	41	380	11	495	7	6,071	33
Administrative Expenses	36,575	267	1,125	31	1,927	29	37,945	208
Other, net	9,411	69	1,179	33	520	8	10,245	56
Sustaining Capex[5]	18,559	136	6,884	193	9,622	145	26,069	143

By-product Credit	-256,325	-1,874	-2,049	-57	-5,879	-88	-3,444	-19

All-in Sustaining Cost	86,888	635	44,259	1,239	55,862	839	132,770	728

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Buenaventura
All-in Sustaining Cost for 1S17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1H17		1H17		1H17		1H17
Au Ounces Sold BVN		117,471
Au Ounces bought from La Zanja		-27,278
Au Ounces Sold Net		90,193		63,353		62,596		148,906

	1H17		1H17		1H17		1H17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	152,851	1,695	48,211	761	30,056	480	190,483	1,279
Exploration in Operating Units	40,435	448	767	12	3,542	57	42,262	284
Royalties	8,805	98	0	0	0	0	8,805	59
Comercial Deductions[4]	30,175	335	781	12	252	4	30,690	206
Selling Expenses	3,476	39	387	6	350	6	3,822	26
Administrative Expenses	27,386	304	1,086	17	1,699	27	28,643	192
Other, net	3,664	41	163	3	-180	-3	3,678	25
Sustaining Capex[5]	13,857	154	2,676	42	4,327	69	17,012	114

By-product Credit	-200,144	-2,219	-1,920	-30	-5,294	-85	-3,141	-21

All-in Sustaining Cost	80,505	893	52,151	823	34,752	555	122,110	820

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

APPENDIX 6
Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of June 30, 2018 and December 31, 2017
	2018	2017
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	358,941	214,551
Trade and other accounts receivable, net	217,588	314,308
Inventory, net	136,622	132,287
Income tax credit	16,730	23,165
Prepaid expenses	15,205	17,551
Hedge derivative financial instruments	6,516	-
	751,602	701,862

Non-current assets
Trade and other receivables, net	47,403	44,191
Long-term inventory	5,032	3,238
Investment in associates	1,545,015	1,536,887
Mining concessions, development costs, property, plant and equipment, net	1,881,366	1,949,555
Investment properties, net	251	222
Deferred income tax asset, net	26,226	43,129
Prepaid expenses	27,036	27,555
Long-term income tax credit	136	3,413
Other assets	20,868	22,761
	3,553,333	3,630,951

Total assets	4,304,935	4,332,813

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	45,000	96,215
Trade and other payables	167,436	233,355
Provisions	81,528	76,847
Income tax payable	1,414	2,081
Financial obligations	45,923	83,991
Hedge derivative financial instruments	-	28,705
	341,301	521,194

Non-current liabilities
Bank loans	50,000	-
Trade and other payables	681	663
Provisions	162,317	164,877
Financial obligations	563,099	549,092
Contingent consideration liability	17,570	17,570
Deferred income tax liability, net	20,277	15,790
	813,944	747,992

Total liabilities	1,155,245	1,269,186

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,071	163,071
Other reserves	269	269
Retained earnings	1,791,803	1,728,847
Other reserves of equity	1,238	(13,888)
Shareholders’ equity, net attributable to owners of the parent	2,926,119	2,848,037
Non-controlling interest	223,571	215,590
Total shareholders’ equity, net	3,149,690	3,063,627

Total liabilities and shareholders’ equity, net	4,304,935	4,332,813

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three and six-month periods ended June 30, 2018 and 2017

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018	2017	2018	2017
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales of goods	314,051	246,065	620,807	512,354
Net sales of services	3,784	6,025	9,547	12,528
Royalty income	4,731	4,640	9,150	10,110
Total operating income	322,566	256,730	639,504	534,992

Operating costs
Cost of sales, without considering depreciation and amortization	(162,086)	(135,411)	(310,671)	(272,018)
Cost of services, without considering depreciation and amortization	(478)	(1,003)	(2,488)	(5,716)
Exploration in operating units	(24,676)	(20,216)	(47,445)	(41,202)
Depreciation and amortization	(61,030)	(38,381)	(114,839)	(81,135)
Mining royalties	(6,551)	(7,290)	(12,946)	(13,648)
Total operating costs	(254,821)	(202,301)	(488,389)	(413,719)

Gross profit	67,745	54,429	151,115	121,273

Operating expenses, net
Administrative expenses	(20,730)	(19,600)	(45,775)	(40,714)
Exploration in non-operating areas	(8,321)	(5,535)	(15,088)	(7,828)
Selling expenses	(6,772)	(5,854)	(12,769)	(10,167)
Other, net	(11,223)	(6,462)	(16,965)	(7,871)
Provision for contingencies and others	(1,156)	683	319	(11,816)
Total operating expenses, net	(48,202)	(36,768)	(90,278)	(78,396)

Operating profit	19,543	17,661	60,837	42,877

Other income (expense), net
Share in the results of associates	34,219	(3,055)	49,022	41,809
Financial costs	(9,641)	(8,310)	(18,325)	(15,469)
Net gain (loss) from currency exchange difference	(213)	1,212	452	4,215
Financial income	1,047	1,182	2,177	2,473
Total other income, net	25,412	(8,971)	33,326	33,028

Profit (loss) before income tax	44,955	8,690	94,163	75,905

Current income tax	(3,514)	(4,398)	(13,731)	(10,658)
Deferred income tax	(2,584)	(8,094)	(9,818)	1,625

Profit (loss) from continuing operations	38,857	(3,802)	70,614	66,872

Discontinued operations
Profit (loss) from discontinued operations	180	(1,937)	(751)	3,639
Net profit (loss)	39,037	(5,739)	69,863	70,511

Attributable to:
Owners of the parent	41,277	(6,160)	69,695	64,536
Non-controlling interest	(2,240)	421	168	5,975
	39,037	(5,739)	69,863	70,511

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	0.16	(0.03)	0.27	0.25

Weighted average number of shares outstanding
(common and investment), in units	253,986,867	253,986,867	253,986,867	253,986,867

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and six-month periods ended June 30, 2018 and 2017

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018	2017	2018	2017
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	370,705	276,918	700,548	532,234
Value Added Tax recovered	13,150	54,059	50,820	61,997
Royalty received	4,362	5,300	9,638	11,509
Proceeds from dividends	40,374	2,102	43,805	5,175
Interest received	24	2,156	155	3,117
Payments to suppliers and third-parties	(214,549)	(263,416)	(445,337)	(438,590)
Payments to employees	(38,039)	(44,279)	(88,046)	(86,999)
Payment of income taxes	(13,099)	(5,105)	(20,430)	(16,539)
Payments of interest	(7,659)	(8,234)	(13,658)	(14,171)
Payments of mining royalties	(3,938)	(4,426)	(8,281)	(8,805)

Net cash and cash equivalents provided by operating activities	151,331	15,075	229,214	48,928

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	14	(5,133)	60	1,438
Proceeds from loans	-	107,120	-	124,800
Acquisitions of mining concessions, development costs, property, plant and equipment	(30,405)	(67,296)	(51,593)	(148,908)
Payments to other assets	(804)	-	(1,466)	-

Net cash and cash equivalents (provided by) used in investing activities	(31,195)	34,691	(52,999)	(22,670)

Financing activities
Payments of financial obligations	(12,532)	(12,123)	(22,528)	(15,736)
Proceeds of bank loans	-	80,000	80,000	245,000
Payments of bank loans	1,215	(135,000)	(80,000)	(165,000)
Dividends paid to controlling interest	(7,554)	(14,479)	(7,554)	(14,479)
Dividends paid to non-controlling interest	(307)	(1,527)	(1,747)	(3,196)
Increase of restricted bank accounts	(244)	(1,050)	4	(2,741)

Net cash and cash equivalents provided by (used in) financing activities	(19,422)	(84,179)	(31,825)	43,848

Net increase in cash and cash equivalents during the period	100,714	(34,413)	144,390	70,106
Cash and cash equivalents at the beginning of the period	258,227	185,063	214,551	80,544

Cash and cash equivalents at period-end	358,941	150,650	358,941	150,650

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2018 Results

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018	2017	2018	2017
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net loss	39,037	(5,739)	69,863	70,511

Plus (less):
Depreciation and amortization	61,030	38,381	114,839	81,135
Hedge derivative instruments	7,208	(218)	15,743	5,729
Deferred income tax expense (income)	2,584	8,094	9,818	(1,625)
Provision for estimated fair value of embedded derivatives related to concentrate
sales and adjustments on open liquidations	8,234	6,460	15,377	(3,806)
Income attributable to non-controlling interest	2,240	(421)	(168)	(5,975)
Accretion expense of provision for closure of mining units and exploration projects	1,227	1,218	2,260	1,508
Net share in results of associates	(34,219)	3,055	(49,022)	(41,809)
Recovery (expense) for provision for contingencies	1,156	(683)	(319)	11,816
Net loss (gain) from currency exchange difference	213	(1,212)	(452)	(4,215)
Reversal (provision) for impairment loss of inventories	(226)	2,472	(384)	808
Other net	1,833	(2,627)	(6,744)	1,135

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	52,754	36,408	72,597	14,403
Inventories	9,800	(25,020)	(6,129)	(24,074)
Income tax credit	(472)	(5,113)	9,712	1,702
Prepaid expenses	(623)	3,010	2,865	3,515
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(36,344)	(29,051)	(65,901)	(45,053)
Provisions	(4,150)	(7,375)	2,121	(14,603)
Income tax payable	(325)	(8,666)	(667)	(7,349)

Proceeds from dividends	40,374	2,102	43,805	5,175

Net cash and cash equivalents provided by operating activities	151,331	15,075	229,214	48,928

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: July 25, 2018